SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND BALPA SIGN UK RECOGNITION AGREEMENT

 UK ACCOUNTS FOR 25% OF RYANAIR'S FLEET AND PILOTS

Ryanair today (30 Jan) confirmed that it has signed a formal Union Recognition agreement with BALPA (British Airline Pilots Association), who will now be the sole representative body for Ryanair employed Pilots in the UK.

This agreement follows extensive negotiations with BALPA since Ryanair's December announcement that it was willing to recognise Unions for collective bargaining purposes. While these recognition negotiations were continuing with BALPA, the 6 remaining Ryanair UK Bases (including Stansted) voted - in secret ballot - to accept pay increases of up to 20%, which had already been agreed by a majority (9) of other UK bases. These pay increases mean Ryanair's UK pilots are earning 20% more than competitor 737 pilots (Norwegian and Jet2).

Ryanair welcomes the positive and constructive engagement of BALPA which led to the formal signing of this recognition agreement within 5 weeks of the first meeting. This recognition agreement with BALPA is significant because the UK accounts for almost 100 of Ryanair's 400+ current aircraft fleet and over 25% of Ryanair's pilot body. Ryanair looks forward to working with BALPA and its newly elected BALPA Ryanair Company Council.

Welcoming today's recognition agreement, Ryanair's Chief People Officer Eddie Wilson said:

"Welcoming this UK recognition agreement, we are pleased today to announce this UK recognition agreement with BALPA on behalf of our directly employed pilots in the UK. The UK accounts for 25% of Ryanair's fleet and pilot numbers. This agreement validates the decision of Ryanair's Board in December to recognise unions, and the fact that we have delivered pay rises of up to 20% and union recognition for our pilots in our largest market, shows how serious Ryanair is about working constructively with unions that are willing to work constructively with us.

This rapid progress in the UK is in marked contrast to some other EU countries where we are still waiting for a response to our recognition proposals and where some unions have failed to put these substantial pay increases to our pilots. We now call on these unions to stop wasting time and act quickly to deliver 20% pay increases to our pilots in February, and conclude formal recognition agreements, which they are presently sitting on. Ryanair will not allow these unions to delay pay increases to our pilots. In Dublin for example, where just 35% of our pilots have not yet received this pay increase, we have warned FÓRSA/IALPA that we will offer it to these pilots individually if they refuse / fail to organise a vote among just 35% of our Dublin pilots on this pay increase on/before 31 Jan.

Today's agreement between Ryanair and BALPA shows that Ryanair can work with unions that wish to work with us to promote the interests of both our pilots and our customers."

ENDS
For further information
please contact:

Robin Kiely                                    Piaras Kelly
Ryanair DAC                                 Edelman Ireland
Tel: +353-1-9451949                    Tel: +353-1-6789333
press@ryanair.com                         ryanair@edelman.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 January, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary